UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 19, 2007

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

19 December 2007
Number 40/07

BHP BILLITON APPROVES KIPPER GAS FIELD DEVELOPMENT
OFFSHORE VICTORIA

BHP Billiton today announced that participants in the Kipper Gas Field Development have approved the first phase of development of the Gippsland Basin field located offshore Victoria to produce new supplies of natural gas and liquids through new and existing Bass Strait facilities.

The first phase of the project includes two new subsea wells, three new pipelines and platform modifications. Gas and liquids will be processed via Esso and BHP Billiton's Gippsland Joint Venture facilities. The Kipper field is located approximately 45 kilometres from shore in about 100 metres of water, and has a confirmed resource of approximately 620 billion cubic feet of recoverable gas and 30 million barrels of condensate/LPG. Estimated field life is 15 years.

First production is expected in calendar year 2011.

Costs for this phase of the development of the Kipper gas field and related Gippsland Basin infrastructure are approximately US$1.1 billion, of which BHP Billiton's share is 45 per cent (approximately US$500 million).

BHP Billiton Chief Executive Petroleum, J. Michael Yeager, said the Kipper development is a welcome expansion to BHP Billiton's producing assets in Bass Strait.

"After over 30 years of production, our Gippsland Basin holdings continue to provide significant development opportunities and Kipper is the latest addition. Also, Kipper will be an important part of our Eastern Australia gas supply portfolio and will allow us to meet expected South Eastern Australia gas demand."

The Kipper Unit Joint Venture (KUJV) production will be the first gas to use the Esso-BHP Billiton Gippsland Basin joint venture facility that has third-party ownership.

The KUJV participants are: Esso Australia (32.5% and operator); BHP Billiton (32.5%); and Santos (35%). The Gippsland Joint Venture participants are: Esso Australia (50% and operator); BHP Billiton (50%).

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com
Australia Samantha Evans, Media Relations Tel: +61 3 9609 2898 Mobile: +61 400 693 915 email: Samantha.Evans@bhpbilliton.com	United Kingdom Andre Liebenberg, Investor Relations Tel: +44 20 7802 4131 Mobile: +44 7920 236 974 email: Andre.Liebenberg@bhpbilliton.com
Don Carroll, Investor Relations
Tel: +61 3 9609 2686 Mobile: +61 417 591 938
email: Don.A.Carroll@bhpbilliton.com

United States
Tracey Whitehead, Investor & Media Relations
Tel: US +1 713 599 6100 or UK +44 20 7802 4031
Mobile: +44 7917 648 093
email: Tracey.Whitehead@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

South Africa
Alison Gilbert, Investor Relations
Tel: SA +27 11 376 2121 or UK +44 20 7802 4183
Mobile: +44 7769 936 227
email: Alison.Gilbert@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 19 December 2007	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary